UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Sinoenergy Corporation
(Name of Company)
Common Stock, $0.001 par value
(Title of class of securities)
82935B103
(CUSIP number)
Jamie Tadelis, General Counsel Abax Lotus Ltd. c/o Abax Global Capital (Hong Kong) Limited Suite 6708, 67/F Two International Finance Centre 8 Finance Street Central, Hong Kong SAR +852 3602 1800
(Name, address and telephone number of person authorized to receive notices and communications)
July 15, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 82935B103		13D	Page 2

1		NAMES OF REPORTING PERSON:	Abax Lotus Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS:		WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,849,384(1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,849,384(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	1,849,384(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	10.6%
14		TYPE OF REPORTING PERSON:	CO

____________________________

(1)         The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Company’s common stock (the “Common Stock”). The initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes was subject to adjustment pursuant to the terms of the Indenture governing the Convertible Notes. On June 28, 2008, a downward conversion reset was triggered pursuant to the terms of the Indenture (as modified by the Supplemental Indenture (as defined herein)) resulting in a conversion rate of 39,024 shares of Common Stock for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 1,814,634 shares of Common Stock (taking into effect the one for two reverse stock split). In addition, Abax Lotus Ltd., made an open market purchase on May 7, 2008, of 69,500 shares of Common Stock at a price of $2.60 per share (taking into effect the one for two reverse stock split, 34,750 shares). Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively beneficially own 6,496,924 shares of Common Stock, as of the date hereof. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,346,308 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Controlling Shareholders. The share numbers included in the table above reflect the one for two reverse stock split that took effect July 9, 2008.

2

CUSIP No. 82935B103		13D	Page 3

1		NAMES OF REPORTING PERSON:	Abax Global Opportunities Fund
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS:		AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,849,384(1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,849,384(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	1,849,384(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	10.6%(2)
14		TYPE OF REPORTING PERSON:	CO

____________________________

(1)    The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Company’s common stock (the “Common Stock”). The initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes was subject to adjustment pursuant to the terms of the Indenture governing the Convertible Notes. On June 28, 2008, a downward conversion reset was triggered pursuant to the terms of the Indenture (as modified by the Supplemental Indenture (as defined herein)) resulting in a conversion rate of 39,024 shares of Common Stock for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 1,814,634 shares of Common Stock (taking into effect the one for two reverse stock split). In addition, Abax Lotus Ltd., made an open market purchase on May 7, 2008, of 69,500 shares of Common Stock at a price of $2.60 per share (taking into effect the one for two reverse stock split, 34,750 shares). Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively beneficially own 6,496,924 shares of Common Stock, as of the date hereof. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,346,308 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Controlling Shareholders. The share numbers included in the table above give effect to the one for two reverse stock split that took effect July 9, 2008.

(2)    Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 47.4% of the Common Stock as of the date hereof.

3

CUSIP No. 82935B103		13D	Page 4

1		NAMES OF REPORTING PERSON:	Abax Upland Fund LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS:		AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,849,384(1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,849,384(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	1,849,384(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	10.6%(2)
14		TYPE OF REPORTING PERSON:	OO

____________________________

(1)    The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Company’s common stock (the “Common Stock”). The initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes was subject to adjustment pursuant to the terms of the Indenture governing the Convertible Notes. On June 28, 2008, a downward conversion reset was triggered pursuant to the terms of the Indenture (as modified by the Supplemental Indenture (as defined herein)) resulting in a conversion rate of 39,024 shares of Common Stock for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 1,814,634 shares of Common Stock (taking into effect the one for two reverse stock split). In addition, Abax Lotus Ltd., made an open market purchase on May 7, 2008, of 69,500 shares of Common Stock at a price of $2.60 per share (taking into effect the one for two reverse stock split, 34,750 shares). Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively beneficially own 6,496,924 shares of Common Stock, as of the date hereof. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,346,308 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Controlling Shareholders. The share numbers included in the table above reflect the one for two reverse stock split that took effect July 9, 2008.

(2)    Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 47.4% of the Common Stock as of the date hereof.

4

CUSIP No. 82935B103		13D	Page 5

1		NAMES OF REPORTING PERSON:	Abax Arhat Fund
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS:		AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,849,384(1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,849,384(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	1,849,384(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	10.6%(2)
14		TYPE OF REPORTING PERSON:	OO

____________________________

(1)    The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Company’s common stock (the “Common Stock”). The initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes was subject to adjustment pursuant to the terms of the Indenture governing the Convertible Notes. On June 28, 2008, a downward conversion reset was triggered pursuant to the terms of the Indenture (as modified by the Supplemental Indenture (as defined herein)) resulting in a conversion rate of 39,024 shares of Common Stock for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 1,814,634 shares of Common Stock (taking into effect the one for two reverse stock split). In addition, Abax Lotus Ltd., made an open market purchase on May 7, 2008, of 69,500 shares of Common Stock at a price of $2.60 per share (taking into effect the one for two reverse stock split, 34,750 shares). Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively beneficially own 6,496,924 shares of Common Stock, as of the date hereof. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,346,308 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Controlling Shareholders. The share numbers included in the table above reflect the one for two reverse stock split that took effect July 9, 2008.

(2)    Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 47.4% of the Common Stock as of the date hereof.

5

CUSIP No. 82935B103		13D	Page 6

1		NAMES OF REPORTING PERSON:	Abax Claremont Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS:		AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,849,384(1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,849,384(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	1,849,384(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	10.6%(2)
14		TYPE OF REPORTING PERSON:	CO

____________________________

(1)    The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Company’s common stock (the “Common Stock”). The initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes was subject to adjustment pursuant to the terms of the Indenture governing the Convertible Notes. On June 28, 2008, a downward conversion reset was triggered pursuant to the terms of the Indenture (as modified by the Supplemental Indenture (as defined herein)) resulting in a conversion rate of 39,024 shares of Common Stock for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 1,814,634 shares of Common Stock (taking into effect the one for two reverse stock split). In addition, Abax Lotus Ltd., made an open market purchase on May 7, 2008, of 69,500 shares of Common Stock at a price of $2.60 per share (taking into effect the one for two reverse stock split, 34,750 shares). Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively beneficially own 6,496,924 shares of Common Stock, as of the date hereof. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,346,308 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Controlling Shareholders. The share numbers included in the table above reflect the one for two reverse stock split that took effect July 9, 2008.

(2)    Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 47.4% of the Common Stock as of the date hereof.

6

CUSIP No. 82935B103		13D	Page 7

1		NAMES OF REPORTING PERSON:	Abax Global Capital
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS:		AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,849,384(1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,849,384(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	1,849,384(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	10.6%(2)
14		TYPE OF REPORTING PERSON:	CO

____________________________

(1)    The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Company’s common stock (the “Common Stock”). The initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes was subject to adjustment pursuant to the terms of the Indenture governing the Convertible Notes. On June 28, 2008, a downward conversion reset was triggered pursuant to the terms of the Indenture (as modified by the Supplemental Indenture (as defined herein)) resulting in a conversion rate of 39,024 shares of Common Stock for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 1,814,634 shares of Common Stock (taking into effect the one for two reverse stock split). In addition, Abax Lotus Ltd., made an open market purchase on May 7, 2008, of 69,500 shares of Common Stock at a price of $2.60 per share (taking into effect the one for two reverse stock split, 34,750 shares). Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively beneficially own 6,496,924 shares of Common Stock, as of the date hereof. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,346,308 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Controlling Shareholders. The share numbers included in the table above reflect the one for two reverse stock split that took effect July 9, 2008.

(2)    Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 47.4% of the Common Stock as of the date hereof.

7

CUSIP No. 82935B103		13D	Page 8

1		NAMES OF REPORTING PERSON:	Christopher Chung-Yi Hsu
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS:		N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,849,384(1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,849,384(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	1,849,384(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	10.6%(2)
14		TYPE OF REPORTING PERSON:	IN

____________________________

(1)    The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Company’s common stock (the “Common Stock”). The initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes was subject to adjustment pursuant to the terms of the Indenture governing the Convertible Notes. On June 28, 2008, a downward conversion reset was triggered pursuant to the terms of the Indenture (as modified by the Supplemental Indenture (as defined herein)) resulting in a conversion rate of 39,024 shares of Common Stock for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 1,814,634 shares of Common Stock (taking into effect the one for two reverse stock split). In addition, Abax Lotus Ltd., made an open market purchase on May 7, 2008, of 69,500 shares of Common Stock at a price of $2.60 per share (taking into effect the one for two reverse stock split, 34,750 shares). Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively beneficially own 6,496,924 shares of Common Stock, as of the date hereof. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,346,308 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Controlling Shareholders. The share numbers included in the table above reflect the one for two reverse stock split that took effect July 9, 2008.

(2)    Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 47.4% of the Common Stock as of the date hereof.

8

CUSIP No. 82935B103		13D	Page 8

1		NAMES OF REPORTING PERSON:	Xiang Dong Yang
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3		SEC USE ONLY:
4		SOURCE OF FUNDS:		N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,849,384(1)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,849,384(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	1,849,384(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	10.6%(2)
14		TYPE OF REPORTING PERSON:	IN

____________________________

(1)    The Reporting Person owns 3.0% Guaranteed Senior Convertible Notes due 2012 (the “Convertible Notes”) in principal amount of $9,300,000. The Convertible Notes are convertible, at any time, into the Company’s common stock (the “Common Stock”). The initial conversion rate of 31,546 shares of Common Stock for each $100,000 principal amount of Convertible Notes was subject to adjustment pursuant to the terms of the Indenture governing the Convertible Notes. On June 28, 2008, a downward conversion reset was triggered pursuant to the terms of the Indenture (as modified by the Supplemental Indenture (as defined herein)) resulting in a conversion rate of 39,024 shares of Common Stock for each US$100,000 principal amount of Convertible Notes. Accordingly, as of the date hereof, the Reporting Person may convert the Convertible Notes into 1,814,634 shares of Common Stock (taking into effect the one for two reverse stock split). In addition, Abax Lotus Ltd., made an open market purchase on May 7, 2008, of 69,500 shares of Common Stock at a price of $2.60 per share (taking into effect the one for two reverse stock split, 34,750 shares). Mr. Huang Bo and Mr. Deng Tianzhou (together, the “Controlling Shareholders”) collectively beneficially own 6,496,924 shares of Common Stock, as of the date hereof. If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own 8,346,308 shares of Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Controlling Shareholders. The share numbers included in the table above reflect the one for two reverse stock split that took effect July 9, 2008.

(2)    Please refer to the disclosure of footnote (1). If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 47.4% of the Common Stock as of the date hereof.

9

                        This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed with the Securities and Exchange Commission by Abax Lotus Ltd., Abax Global Opportunities Fund, Abax Arhat Fund, Abax Upland Fund LLC, Abax Global Capital, Abax Claremont Ltd., Christopher Chung-Yi Hsu and Xiang Dong Yang on February 6, 2008, relating to the commons stock, par value $0.001 per share, of Sinoenergy Corporation. Unless otherwise defined herein, all capitalized terms shall have the meaning given to the in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

The open market purchase of the 69,500 shares of Common Stock on May 7, 2008, was financed from the existing resources of the Investor.

ITEM 4.   PURPOSE OF TRANSACTION.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

On May 16, 2008, the Company and the Controlling Shareholders entered into a clarification of the Investor Rights Agreement (the “Clarification”). Pursuant to the Clarification, notwithstanding any contrary provision of the Convertible Note Indenture, if the Investor shall exercise the Conversion Right (as defined therein) at any time that the Conversion Price (as defined therein) would be less than US$0.40 per share (the “Reset Floor”, in each case as may be proportionally adjusted for any stock dividend, stock split, reverse stock split, recapitalization, reclassification, spin-off, merger, combination, consolidation or other similar transaction, such events being hereinafter referred to as “Capital Adjustments”), then such Investor shall exercise the Conversion Right at a Conversion Price not less than the Reset Floor; provided that if the Company shall amend its articles of incorporation such that the number of Shares of authorized common stock would be sufficient to issue Conversion Shares (as defined therein) at a Conversion Price less than US$0.40 per share (as may be proportionally adjusted for any Capital Adjustment), then the Reset Floor shall thereafter be the lowest amount per Share for which the Company would be able to issue the maximum number of Conversion Shares from its authorized share capital, but not less than US$0.05 per share.

On May 30, 2008, the Company announced that Mr. Yang was named to the board of directors of the Company, effective June 1, 2008.

On June 28, 2008, the conversion rate for the Convertible Notes was adjusted downward per the terms of the Convertible Notes Indenture, as amended by the Supplemental Indenture No. 1 by and among the Company, the Trustee and the other parties signatory thereto (the “Supplemental Indenture”) resulting in a current conversion rate of 39,024 shares of Common Stock for each $100,000 principal amount of Convertible Notes. Accordingly, as of the date of this Statement the Investor directly owns (a) the Convertible Notes in principal amount of $9,300,000 and may convert the Convertible Notes into 1,814,634 shares of Common Stock (taking into effect the one for two reverse stock split), and (b) 34,750 shares of Common Stock, which, together, represents 10.6% of the Common Stock.1

The foregoing description of the Clarification and Supplemental Indenture are qualified in their entirety by the text of the respective agreements attached hereto as Exhibits 1 and 2 and incorporated herein by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

_________________________

1  If the Reporting Persons and the Controlling Shareholders were deemed to be a group by virtue of the arrangements described in Items 4 and 6 of this Statement, such group would be deemed to beneficially own approximately 47.4% of the Common Stock as of the date hereof. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Controlling Shareholders. The share numbers included herein give effect to the one for two reverse stock split that took effect July 9, 2008.

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The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) - (b)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D/A are incorporated herein by reference.

As of the date of this Statement, the Investor directly owns the Convertible Notes in principal amount of $9,300,000. On June 28, 2008, the conversion rate for the Convertible Notes was adjusted downward per the terms of the Convertible Notes Indenture, as amended by the Supplemental Indenture, resulting in a current conversion rate of 39,024 shares of Common Stock for each $100,000 principal amount of Convertible Notes. Accordingly, as of the date of this Statement the Reporting Person may convert the Convertible Notes into 3,629,268 shares of Common Stock (taking into effect the one for two reverse stock split, 1,814,634 shares of Common Stock), which along with the other shares referenced herein, represents 10.6% of the Common Stock.

All percentages set forth in this paragraph are based on 15,709,033 shares of Common Stock outstanding as of July 9, 2008, as set forth in the Company’s Form 8-K filed on July 14, 2008.

(c)       Abax Lotus Ltd. made an open market purchase on May 7, 2008, of 69,500 shares of Common Stock at a price of $2.60 per share. 2

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

The responses of the Reporting Persons under Item 4 hereof are incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1

Clarification of Investor Rights Agreement, dated May 16, 2008 by and among the Company, its subsidiaries, Mr. DENG Tianzhou and Mr. HUANG Bo, and Abax Lotus Ltd. and CCIF Petrol Limited (filed herewith)

Exhibit 2

Supplemental Indenture No. 1 dated June 23, 2008 to the Indenture by and among the Company and the parties signatory thereto (filed as Exhibit 99.1 to the Company’s Report in Form 8-K filed July 21, 2008 and hereby incorporated by reference)

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2  The number of shares purchased by the Company does not give effect to the one for two reverse stock split that took effect on July 9, 2008.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2008

ABAX LOTUS LTD.

	By:	/s/ Jamie Tadelis
Name:	Jamie Tadelis

Title:	General Counsel

ABAX GLOBAL OPPORTUNITIES FUND

	By:	/s/ Jamie Tadelis
Name:	Jamie Tadelis

Title:	General Counsel

ABAX ARHAT FUND

	By:	/s/ Jamie Tadelis
Name:	Jamie Tadelis

Title:	General Counsel

ABAX UPLAND FUND, LLC

	By:	/s/ Jamie Tadelis
Name:	Jamie Tadelis

Title:	General Counsel

ABAX GLOBAL CAPITAL

	By:	/s/ Jamie Tadelis
Name:	Jamie Tadelis

Title:	General Counsel

ABAX CLAREMONT LTD.

	By:	/s/ Jamie Tadelis
Name:	Jamie Tadelis

Title:	General Counsel

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/s/ Christopher Chung-Yi Hsu

Christopher Chung-Yi Hsu

/s/ Xiang Dong Yang

Xiang Dong Yang

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